EXHIBIT 99.1

Intellipharmaceutics Meets a 2012 Goal for Abuse-Deterrent Oxycodone

TORONTO, May 1, 2012 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today provided an update on its research and development activities and achievement of a goal in relation to its Rexista™ abuse-deterrent formulations for opioid and narcotic drugs.

Intellipharmaceutics' previously announced development goals for 2012 included the completion of a pre-Investigational New Drug ("pre-IND") meeting with the Food and Drug Administration ("FDA") to discuss its Rexista™ oxycodone development plan. The Company is pleased to advise that this meeting with a panel of the FDA's Center of Drug Evaluation and Research has been completed.  As the Company had planned, the meeting with FDA officials clarified the Company's path going forward for its Rexista™ abuse-deterrent oxycodone development plan.

Intellipharmaceutics will now plan to advance toward the next goals of its Rexista™ program, namely the manufacture of clinical batches of Rexista™ abuse-deterrent oxycodone product candidate under current good manufacturing practice ("cGMP") conditions and the commencement of definitive Phase I clinical studies. This follows from the previous proof-of-concept Phase I clinical study completed on a pilot laboratory batch, which yielded positive results. There can be no assurance as to whether or when the FDA will approve any Intellipharmaceutics' application.

"This clearly reflects our commitment toward achieving our stated goals as we move this project past the first key goal of 2012," stated Dr. Isa Odidi, co-Chief Scientific Officer and CEO of the Company. "We have been working diligently to refine our formulation ideas and to put key elements in place for the cGMP manufacture of the necessary clinical batches. This is certainly an exciting time as we work towards the next goals in the development program for our Rexista abuse-deterrent oxycodone product candidate. As the FDA refines its guidance in the field of abuse-deterrent narcotic drugs, we feel that our development program for this kind of drug product is moving forward at an opportune moment. We will continue our efforts to advance other aspects of our stated plan."

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.  The Company's patented Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including six ANDAs under review by the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes, pain and infection.

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CONTACT: Shameze Rampertab
         Vice President Finance & CFO
         416-798-3001 x106
         investors@intellipharmaceutics.com